Exhibit 12(a) (page 1 of 2)
Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Nine months ended September 30	2008 (1)	2008 (2)	2007 (1)	2007 (2)

(dollars in thousands)

Fixed charges
Total interest charges (3)	$96,810	$144,719	$116,612	$178,563
Interest component of rentals	4,043	4,043	3,893	3,893
Pretax preferred stock dividend requirements of subsidiaries	2,162	2,162	2,120	2,120

Total fixed charges	$103,015	$150,924	$122,625	$184,576

Earnings
Pretax income from continuing operations	$117,276	$117,276	$66,675	$66,675
Fixed charges, as shown	103,015	150,924	122,625	184,576
Interest capitalized	(2,564)	(2,564)	(1,840)	(1,840)

Earnings available for fixed charges	$217,727	$265,636	$187,460	$249,411

Ratio of earnings to fixed charges	2.11	1.76	1.53	1.35

Years ended December 31	2007 (1)	2007 (2)	2006 (1)	2006 (2)	2005 (1)	2005 (2)

(dollars in thousands)

Fixed charges
Total interest charges (3)	$156,575	$238,454	$148,160	$221,774	$144,671	$196,735
Interest component of rentals	5,367	5,367	4,729	4,729	4,133	4,133
Pretax preferred stock dividend requirements of subsidiaries	2,899	2,899	2,974	2,974	2,976	2,976

Total fixed charges	$164,841	$246,720	$155,863	$229,477	$151,780	$203,844

Earnings
Pretax income from continuing operations	$131,057	$131,057	$171,055	$171,055	$201,344	$201,344
Fixed charges, as shown	164,841	246,720	155,863	229,477	151,780	203,844
Interest capitalized	(2,552)	(2,552)	(2,879)	(2,879)	(2,020)	(2,020)

Earnings available for fixed charges	$293,346	$375,225	$324,039	$397,653	$351,104	$403,168

Ratio of earnings to fixed charges	1.78	1.52	2.08	1.73	2.31	1.98

See notes on page 2 of 2.

Exhibit 12(a) (page 2 of 2)
Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(continued)

Years ended December 31	2004 (1)	2004 (2)	2003 (1)	2003 (2)

(dollars in thousands)

Fixed charges
Total interest charges (3)	$142,779	$189,963	$138,808	$192,616
Interest component of rentals	3,935	3,935	4,214	4,214
Pretax preferred stock dividend requirements of subsidiaries	2,956	2,956	3,082	3,082
Preferred securities distributions of trust subsidiaries	—	—	16,035	16,035

Total fixed charges	$149,670	$196,854	$162,139	$215,947

Earnings
Pretax income from continuing operations	$200,219	$200,219	$182,415	$182,415
Fixed charges, as shown	149,670	196,854	162,139	215,947
Interest capitalized	(2,542)	(2,542)	(1,914)	(1,914)

Earnings available for fixed charges	$347,347	$394,531	$342,640	$396,448

Ratio of earnings to fixed charges	2.32	2.00	2.11	1.84

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

(3)	Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI’s consolidated statements of income.
     For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, but excluding interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI’s consolidated statements of income, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense, (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements and (v) in 2003 and prior years when the trust subsidiaries were consolidated, the preferred securities distribution requirements of trust subsidiaries.